FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Klondex Mines Ltd. ("Klondex")
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9

Item 2	Date of Material Change

March 16, 2018

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by Klondex through Globe Newswire and filed on the System for Electronic Document Analysis and Retrieval ("SEDAR"), under Klondex's issuer profile at www.sedar.com, on March 19, 2018.

Item 4	Summary of Material Change

On March 16, 2018, Klondex entered into an arrangement agreement (the "Arrangement Agreement") with Hecla Mining Company ("Hecla") and 1156291 B.C. Unlimited Liability Company, a wholly-owned subsidiary of Hecla. Under the terms of the Arrangement Agreement, Hecla will acquire all of the outstanding shares of Klondex (the "Klondex Shares"), and Klondex's shareholders will receive, for each Klondex Share, consideration with a value of US$2.71 pursuant to a statutory plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) ("BCBCA"). The consideration will consist of: (i) the equivalent of US$2.47 in either cash only, shares of Hecla common stock ("Hecla Shares") only, or a combination of cash and Hecla Shares; plus (ii) the equivalent of US$0.24 in shares of a new company formed to hold Klondex's Canadian assets (the "Spinco Shares").

Under the terms of the Arrangement Agreement, with respect to the portion of the consideration described in (i) above, Klondex's shareholders may elect to receive, for each Klondex Share, either: (i) US$2.47 in cash (the "Cash Alternative"); (ii) 0.6272 of a Hecla Share (the "Share Alternative"); or (iii) US$0.8411 in cash and 0.4136 of a Hecla Share (the "Combined Alternative"). The Cash Alternative and the Share Alternative are subject to proration based on a maximum total cash consideration of US$157,410,417 and a maximum total number of 77,411,859 Hecla Shares. Klondex's shareholders who fail to properly elect either the Cash Alternative or the Share Alternative will be deemed to have elected the Combined Alternative.

If all of Klondex's shareholders elected either the Cash Alternative or the Share Alternative, as a result of proration, each shareholder would be entitled to receive, for each Klondex Share, US$0.8411 in cash and 0.4136 of a Hecla Share, in addition to US$0.24 in Spinco Shares. The US$0.24 in Spinco Shares will amount to 0.125 of a Spinco Share (after giving effect to a 1-for-8 share consolidation of Spinco Shares).

Item 5	Full Description of Material Change

On March 16, 2018, Klondex entered into an Arrangement Agreement with Hecla and 1156291 B.C. Unlimited Liability Company, a wholly-owned subsidiary of Hecla. Under the terms of the Arrangement Agreement, Hecla will acquire all of the outstanding Klondex Shares, and Klondex's shareholders will receive, for each Klondex Share, consideration with a value of US$2.71 pursuant to a statutory plan of arrangement under the BCBCA. The consideration will consist of: (i) the equivalent of US$2.47 in either cash only, Hecla Shares only, or a combination of cash and Hecla Shares; plus (ii) the equivalent of US$0.24 in Spinco Shares.

Under the terms of the Arrangement Agreement, with respect to the portion of the consideration described in (i) above, Klondex's shareholders may elect to receive, for each Klondex Share, either: (i) the Cash Alternative; (ii) the Share Alternative; or (iii) the Combined Alternative. The Cash Alternative and the Share Alternative are subject to proration based on a maximum total cash consideration of US$157,410,417 and a maximum total number of 77,411,859 Hecla Shares. Klondex's shareholders who fail to properly elect either the Cash Alternative or the Share Alternative will be deemed to have elected the Combined Alternative.

If all of Klondex's shareholders elected either the Cash Alternative or the Share Alternative, as a result of proration, each shareholder would be entitled to receive, for each Klondex Share, US$0.8411 in cash and 0.4136 of a Hecla Share, in addition to US$0.24 in Spinco Shares. The US$0.24 in Spinco Shares will amount to 0.125 of a Spinco Share (after giving effect to a 1-for-8 share consolidation of Spinco Shares).

Summary of the Arrangement Agreement

The Arrangement Agreement has been filed on SEDAR under Klondex's issuer profile at www.sedar.com. The following description of certain provisions of the Arrangement Agreement is not comprehensive and is qualified in its entirety to the full extent of the Arrangement Agreement. Please refer to the Arrangement Agreement for a full description of the terms and conditions thereof. Capitalized terms used herein but not defined have the meanings ascribed thereto in the Arrangement Agreement.

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties provided by Klondex to Hecla. Hecla has also provided certain customary representations and warranties to Klondex in the Arrangement Agreement.

Mutual Conditions Precedent

The Arrangement Agreement contains certain customary mutual conditions precedent to the completion of the Arrangement in favour of each of Klondex and Hecla including, but not limited to:

(a)	the requisite securityholder approval being obtained at the Company Meeting;

(b)	the requisite approval of the Court being obtained;

(c)	the Arrangement Filings being sent to the Registrar in accordance with the Arrangement Agreement and the BCBCA, in form and content satisfactory to Klondex and Hecla;

(d)	the requisite securityholder approval being obtained at the Purchaser Shareholder Meeting;

(e)	all necessary filings pursuant to the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 being made and all applicable waiting periods thereunder having expired or been terminated;

(f)

there not being in effect any law or order (whether temporary, preliminary or permanent) that would have the effect of prohibiting the consummation of the Arrangement, and there being no litigation instituted by any Governmental Authority seeking to prohibit the consummation of the Arrangement that is pending;

(g)	Klondex and Spinco having entered into the Spinco Contribution Agreement; and

(h)

one of the Toronto Stock Exchange, the TSX Venture Exchange or the Canadian Securities Exchange having conditionally approved the listing thereon of Spinco Shares to be distributed pursuant to the Arrangement.

Conditions Precedent to the Obligations of Hecla

The Arrangement Agreement also contains certain conditions to the completion of the Arrangement for the sole benefit of Hecla including, but not limited to Hecla having received a form of payout letter from Investec Bank PLC that is acceptable to Hecla, acting reasonably, providing that Investec Bank PLC will discharge the security interests granted by Klondex and its subsidiaries in connection with the Investec Facility Agreement upon receipt by Investec Bank PLC of the amounts set out in the payout letter.

Covenant of Klondex Regarding Conduct of Business

During the period from the date of the Arrangement Agreement to the earlier of the Effective Time or the termination of the Arrangement Agreement, Klondex covenants that, except as permitted under the Arrangement Agreement, as required by applicable laws or as consented to by Hecla in writing, Klondex will, and will cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice.

Non-Solicitation Provisions

The Arrangement Agreement stipulates that Klondex will not, directly or indirectly, through any of their Representatives or otherwise:

(i)

make, initiate, solicit or encourage (including by way of furnishing or affording access to information or any site visit), or otherwise take any other action that facilitates, directly or indirectly, any inquiry, proposal or offer that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal (as defined below);

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than Hecla and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal provided, however, that Klondex or its Representatives may communicate with such person for the sole purpose of advising such person that the terms of such Acquisition Proposal do not constitute or are not reasonably likely to result in a Superior Proposal (as defined below);

(iii)

take no position or remain neutral with respect to, or agree to, accept, approve, endorse or recommend, or propose publicly to agree to accept, approve, endorse or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding three business days after such Acquisition Proposal has been publicly announced will be deemed to constitute a violation of the Arrangement Agreement);

(iv)	make or propose publicly to make a Change of Recommendation;

(v)

accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with the Arrangement Agreement); or

(vi)	make any public announcement or take any other action inconsistent with the approval, recommendation or declaration of advisability of the Company Board of the transactions contemplated hereby.

Termination of Existing Discussions

The Arrangement Agreement requires Klondex and its Representatives to cause its subsidiaries and their Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any person (other than Hecla and its Representatives) with respect to any Acquisition Proposal or inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and, in connection therewith, Klondex must immediately discontinue access of any such person to any confidential information concerning Klondex and its subsidiaries, including access to any data room, virtual or otherwise and within two business days after the date of the Arrangement Agreement, to the extent such information has not previously been returned or destroyed, promptly request, and exercise all rights it has to require, the return or destruction of all copies of any confidential information regarding Klondex and its subsidiaries provided to any person other than Hecla and its Representatives and the return or destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Klondex or its subsidiaries, using commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

Superior Proposal

At any time following the date of the Arrangement Agreement and prior to obtaining the requisite securityholder approval at the Company Meeting, if Klondex receives a bona fide written Acquisition Proposal from any person after that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement and which Klondex concludes in good faith (after consultation with its financial advisors and outside counsel) that such Acquisition Proposal is, or is reasonably likely to result in, a Superior Proposal, Klondex and its Representatives may, subject to subject to compliance with the termination procedures set forth in the Arrangement Agreement including the payment of the Company Termination Fee, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

Notice of Acquisition Proposals

The Arrangement Agreement requires Klondex to promptly notify Hecla, at first orally and then in writing, within 24 hours of receipt of: (a) any Acquisition Proposal (whether or not in writing); (b) any inquiry, proposal, offer or request (or any amendment or supplement thereto) relating to an Acquisition Proposal or any request for discussions or negotiations or other communications relating to or that could reasonably be expected to lead to an Acquisition Proposal; (c) any request for non-public information of Klondex or access to properties, books, records or the provision of a list of securityholders of Klondex (or any of its subsidiaries), by Klondex or any of its subsidiaries in connection with, or that could reasonably be expected to result in, an Acquisition Proposal.

Such written notification must include a copy of the Acquisition Proposal, inquiry, proposal, offer or request and any amendments thereto, a description of its material terms and conditions, the identity of all persons making such Acquisition Proposal, inquiry, proposal, offer or request, details of all related communications and such other details of the Acquisition Proposal, inquiry, proposal, offer or request as Hecla may reasonably request (including any amendment to any of the foregoing). Klondex is required to keep Hecla fully informed as to the status details, including any amendments, changes or modifications to such Acquisition Proposal, inquiry, proposal, offer or request, or any amendment to any of the foregoing.

Hecla's Right to Match

Under the Arrangement Agreement, Klondex has agreed that if it receives a bona fide Acquisition Proposal that is a Superior Proposal from any person after the date hereof and prior to the Company Meeting, then the Company Board may, prior to the Company Meeting, withdraw, modify, qualify or change in a manner adverse to Hecla its approval or recommendation of the Arrangement and/or approve or recommend such Superior Proposal and/or enter into an Acquisition Agreement with respect to such Superior Proposal if, among other things: (a) Klondex has provided Hecla with a copy of the proposed Acquisition Agreement and all supporting materials including any financing documents supplied to Klondex in connection therewith; and (b) the Superior Proposal Notice Period has elapsed.

During any Superior Proposal Notice Period, Hecla will be provided with the right to propose to amend the terms of the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal. During any Superior Proposal Notice Period, the Company Board must review promptly, diligently and in good faith any offer made by Hecla to amend the terms of the Arrangement Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal.

If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by Hecla, then Klondex will forthwith so advise Hecla, promptly thereafter accept the offer by Hecla to amend the terms of the Arrangement Agreement and the Arrangement, take such actions and execute such documents as are necessary to give effect to the foregoing and promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a news release to that effect.

If the Company Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal; and therefore rejects Hecla's offer to amend the Arrangement Agreement and the Arrangement, if any, then Klondex may, subject to compliance with the other provisions of the Arrangement Agreement, terminate the Arrangement Agreement, in accordance with the termination provisions of the Arrangement Agreement, and enter into an Acquisition Agreement in respect of such Superior Proposal.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Agreement or the Arrangement Resolution by Klondex's shareholders or the Arrangement by the Court):

(i)	by mutual written consent of Klondex and Hecla; or

(ii)	by either Klondex or Hecla, if:

a.

the Effective Time does not occur on or before July 16, 2018 (the "Outside Date"), provided that the right to terminate the Arrangement Agreement is not available to any party whose failure to fulfil any of its covenants or obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

b.	the requisite securityholder approval is not obtained at the Company Meeting in accordance with applicable laws and the Interim Order; or

c.

any law is enacted, made, enforced or amended, as applicable, that makes the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited, and such law has become final and non-appealable, provided that the right to terminate the Arrangement Agreement is not available to any party to the Arrangement Agreement unless such party has used its commercially reasonable efforts to, as applicable, appeal or overturn such law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

(iii)	by Hecla, if:

a.

the Company Board or any committee thereof: (A) fails to publicly make a recommendation that shareholders of Klondex vote in favour of the Arrangement Resolution as contemplated in the Arrangement Agreement; or (B) fails to reaffirm its recommendation that the shareholders of Klondex vote in favour of the Arrangement Resolution by the third business day following receipt of a request by Hecla to do so (and if the Company Meeting is scheduled to occur within such three business day period, then prior to the third business day prior to the date of the Company Meeting) (each of the foregoing a "Change of Recommendation");

b.

Klondex or the Company Board or any committee thereof: (A) withdraws, modifies, qualifies or changes, in a manner adverse to Hecla, its approval or recommendation of the Arrangement; (B) endorses or recommends any Acquisition Proposal; or (C) takes no position or remains neutral with respect to any publicly announced or otherwise publicly disclosed Acquisition Proposal for a period exceeding three business days (or, if the Company Meeting is scheduled to occur within such three business day period, then for a period beyond the third business day prior to the date of the Company Meeting);

c.	Klondex and/or the Company Board: (A) accepts, approves, endorses or recommends any Acquisition Proposal; or (B) publicly proposes or announces its intention to do any of the foregoing;

d.

Klondex: (A) enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by the Arrangement Agreement); or (B) breaches any of its material obligations or material covenants set forth in the Arrangement Agreement;

e.

subject to compliance with the notice and cure provisions of the Arrangement Agreement, Klondex breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the conditions set forth in the conditions precedent provisions of the Arrangement Agreement not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of the notice and cure provisions of the Arrangement, provided, however, that Hecla is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in the conditions precedent provisions of the Arrangement Agreement not to be satisfied;

f.	a Company Material Adverse Effect has occurred and is continuing; or

g.

prior to receipt of Purchaser Shareholder Approval, Hecla enters into a definitive written agreement concerning a Purchaser Acquisition Proposal provided the prior termination of the Arrangement Agreement is required by the acquirer of Hecla completing such Purchaser Acquisition Proposal (a "Purchaser Alternative Agreement") and Hecla has previously or concurrently paid, or the terms of the Purchaser Alternative Agreement provide that the acquirer of Hecla will advance or otherwise provide to Hecla the cash required to pay, the Purchaser Termination Fee in accordance with the Arrangement Agreement;

(iv)	by Klondex, if:

a.

at any time prior to the approval of the Arrangement Resolution, if the Company Board approves and authorizes Klondex to enter into a definitive agreement providing for the implementation of a Superior Proposal in accordance with the Arrangement Agreement, subject to Klondex: (A) complying with the terms of the Arrangement Agreement; and (B) paying the Company Termination Fee;

b.

at any time prior to the Effective Time, subject to compliance with the notice and cure provisions of the Arrangement Agreement, if Hecla breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement (other than with respect to any of the covenants of Hecla set out in the access to information provisions of the Arrangement Agreement regarding the provision of Purchaser Diligence Information to Klondex), which breach would cause any of the conditions set forth in the conditions precedent provisions of the Arrangement Agreement not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of the notice and cure provisions of the Arrangement Agreement, provided, however, that Klondex is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in the conditions precedent provisions of the Arrangement Agreement not to be satisfied; or

c.	a Purchaser Material Adverse Effect has occurred and is continuing.

Company Termination Fee

If any of the following occurs:

(i)	the Arrangement Agreement is terminated by Klondex or Hecla pursuant to paragraph (a)(i) under the heading "Company Termination Fee and Expense Reimbursement" of the Arrangement Agreement, and;

a.

prior to such termination, either: (I) an Acquisition Proposal is made, publicly announced or otherwise publicly disclosed by any person (other than Hecla or any of its affiliates) and was not withdrawn before the Company Meeting; or (II) any person (other than Hecla or any of its affiliates) has publicly announced and not withdrawn an intention to make an Acquisition Proposal; and

b.

within 365 days following the date of such termination: (I) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in the paragraph above) is consummated; or (II) Klondex or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in the paragraph above) and such Acquisition Proposal is subsequently consummated at any time thereafter, provided, however, that all references to"20% or more" in the definition of "Acquisition Proposal" shall be changed to "50% or more";

(ii)

the Arrangement Agreement is terminated by Hecla pursuant to the paragraphs (a)(ii), (a)(iii) or (a)(iv) under the heading "Company Termination Fee and Expense Reimbursement" of the Arrangement Agreement; or

(iii)	the Arrangement Agreement is terminated by Klondex pursuant to paragraphs (a)(v) under the heading "Company Termination Fee and Expense Reimbursement" of the Arrangement Agreement,

((i), (ii) and (iii) each being, a "Company Termination Fee Event"). Klondex must pay Hecla the termination fee of US$21 million (the "Company Termination Fee") in accordance with the terms of the Arrangement Agreement.

Purchaser Termination Fee

If the Arrangement Agreement is terminated by Hecla pursuant to a Purchaser Termination Fee Event, Hecla must pay to Klondex the termination fee of US$21 million (the "Purchaser Termination Fee") in accordance with the terms of the Arrangement Agreement.

Certain Definitions

For purposes of the Arrangement Agreement, the term "Acquisition Proposal" means, at any time after the entering into of the Arrangement Agreement, whether or not in writing and whether in a single transaction or in a series of related transactions, any:

(a)	proposal with respect to:

a.

any direct or indirect acquisition, take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons other than Hecla (or any affiliate of Hecla) beneficially owning Klondex Shares (or securities convertible into or exchangeable or exercisable for Klondex Shares) representing 20% or more of the Klondex Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Klondex Shares);

b.

any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license, business combination or other similar transaction in respect of Klondex or any of its subsidiaries;

c.

any direct or indirect acquisition by any person or group of persons of any assets of Klondex or one or more of Klondex's subsidiaries which represents individually or in the aggregate 20% or more of the consolidated assets, revenues or earnings of Klondex;

	d.	any direct or indirect sale, issuance or acquisition of voting or equity interests in one or more of Klondex's subsidiaries (including shares or other equity interest of subsidiaries) that:

i.	represent 20% or more of the voting, equity or other securities of any such subsidiary (or rights or interests therein or thereto); or

ii.

constitute or hold 20% or more of the fair market value of the assets of Klondex and its subsidiaries (taken as a whole), based on the financial statements of Klondex most recently filed prior to such time as part of the Company Public Disclosure Record; or

e.

any direct or indirect sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect as (a) to (d) above, whether in a single transaction or a series of related transactions by Klondex or any of its subsidiaries;

(b)	inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing;

(c)	modification or proposed modification of any such proposal, inquiry, expression or indication of interest; or

(d)

other transaction or agreement, the consummation of which could reasonably be expected to materially impede, prevent or delay the transactions contemplated by the Arrangement Agreement or completion of the Arrangement, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement;

For purposes of the Arrangement Agreement, the term "Superior Proposal" means an unsolicited Acquisition Proposal made in writing on or after the date of the Arrangement Agreement by a person or persons acting jointly (other than Hecla and its affiliates) that:

(a)	is to acquire:

a.

not less than all of the outstanding Klondex Shares (on a fully diluted basis), other than Klondex Shares beneficially owned by the person making such Acquisition Proposal (provided that, in the case of a take-over bid, the minimum tender condition may be any percentage of the Klondex Shares greater than 66⅔% on a fully diluted basis) and pursuant to which all Klondex shareholders are offered the same consideration in form and amount per Klondex Shares to be purchased or otherwise acquired; or

	b.	all or substantially all of the assets of Klondex on a consolidated basis;

(b)	complies with securities laws and did not result from, or arise in connection with:

	a.	a breach of Article 5 of the Arrangement Agreement; or

	b.	any agreement between the person making such Acquisition Proposal and Klondex other than an Acceptable Confidentiality Agreement;

(c)

is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Company Board, acting in good faith and after consulting with outside legal counsel and financial advisors, that any funds required to complete such Acquisition Proposal have been obtained and are immediately available;

(d)	is not subject to any due diligence and/or access condition;

(e)	if it relates to the acquisition of the outstanding Klondex Shares, is made available to all Klondex shareholders on the same terms and conditions;

(f)

is not subject, either by the terms of such Acquisition Proposal or by virtue of any law, to a requirement that the approval of the shareholders (or equivalent) of the person or persons making the Acquisition Proposal be obtained in order for the Acquisition Proposal to be completed;

(g)

does not (either directly or indirectly through any other agreement, commitment or understanding) require Klondex or any other person to interfere with the attempted successful completion of the Arrangement (including requiring Klondex to delay, adjourn, postpone or cancel the Company Meeting) or provide for the payment of any "hello", "break", "termination" or other fees or expenses or confer any rights or options to acquire assets or securities of Klondex or any of its subsidiaries to any person in the event that Klondex completes the Arrangement or any other similar transaction with Hecla or any of its affiliates;

(h)

the Company Board has determined in good faith, upon the recommendation from the Company Independent Committee and after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal (including time to completion and any shareholder vote requirements) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to Klondex shareholders from a financial point of view than the Arrangement (taking into account any amendment proposed to be made to the Arrangement Agreement by Hecla in accordance with the terms of Article 5 of the Arrangement Agreement) and the failure to recommend such Acquisition Proposal to Klondex shareholders would be inconsistent with its fiduciary duties under applicable law;

(i)

the Company Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; or

(j)

if Klondex does not have sufficient funds that are immediately available to pay the Company Termination Fee, the terms of such Superior Proposal provide that the maker of such Superior Proposal will advance or otherwise provide to Klondex the cash required in order to pay the Company Termination Fee prior to the date on which such Company Termination Fee is to be paid.

Forward-Looking Information

This material change report includes certain information that may constitute "forward-looking information" under applicable securities legislation. Forward-looking information includes, but is not limited to, information with respect to the completion of the Arrangement, including the receipt of Court, shareholder and regulatory approvals and the timing of the Company Meeting. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the ability to complete the Arrangement, the receipt of necessary approvals, the ability to satisfy conditions to the Arrangement, the ability to achieve the benefits of the Arrangement. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this material change report is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Klondex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Huet
President, Chief Executive Officer and Director
Email: phuet@klondexmines.com
Tel: (775) 284-5757

Item 9	Date of Report

March 26, 2018